
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 25, 2009

Mr. Matthew C. Diamond
Chief Executive Officer
Alloy, Inc.
151 West 26th Street, 11th Floor
New York, NY

      RE: Alloy, Inc.
               Form 10-K for the Fiscal Year ended January 31, 2009
               Filed April 14, 2009, as amended May 15, 2009
               File No. 000-26023

Dear Mr. Diamond:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended January 31, 2009

Goodwill and Other Indefinite-Lived Intangible Assets, page 36

1.   We note that goodwill represents 31 % or more of your assets as of January 31, 2009 and as of July 31, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose

the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

In your response please include a draft of your proposed disclosures.

7. Goodwill and Intangible Assets, page 59

2.	We note that in fiscal 2007, a previously recorded contingent earn-out in the amount of $1,270,000 was reversed out of goodwill because it was not earned. Tell us how you accounted for the earn-out reversal and why you believe it was appropriate to record a contingent earn-out before it was earned. Refer to your basis in accounting literature.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 13

3.	We note you have disclosed your cash bonuses paid to your CEO and COO under the non-equity incentive compensation column in your summary compensation table. The amounts paid to each are characterized as amounts paid pursuant to a "Compensation Plan," while amounts paid to your other officers are "discretionary." However, the description of how bonuses are determined under the Compensation Plan is not distinguishable from how your discretionary bonuses are determined. In your response letter, clarify whether specific goals or targets are set for your CEO and COO at the beginning of the year under the Plan and how the committee evaluates satisfaction of such goals and targets.

4.   We note that adjusted EBITDA was considered in determining your CEO's and COO's incentive compensation (page 19); however, your earlier description of your Compensation Plan does not specifically reference adjusted EBITDA (page 14). Please advise.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Matthew C. Diamond
Alloy, Inc.
November 25, 2009
Page 4

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director